UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                              (Amendment No. ____)*


                          CONVERGENT GROUP CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    21247V100
                                  -------------
                                 (CUSIP Number)


                                  July 31, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [___]     Rule 13d-1(b)
         [ X ]     Rule 13d-1(c)
         [___]     Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.                          IMPRIMIS SB, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                 0
         Beneficially
                                    -------------------------------------------
         Owned by Each              6.      Shared Voting Power         921,688
         Reporting
                                    -------------------------------------------
         Person With                7.      Sole Dispositive Power            0
                                    -------------------------------------------
                                    8.      Shared Dispositive Power    921,688
                                    --------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   921,688

--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                  [ ]

--------------------------------------------------------------------------------


11.      Percent of Class Represented by Amount in Row 9                   2.1%

--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)                         PN

--------------------------------------------------------------------------------

                                                              Page 2 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.                  WI SOFTWARE INVESTORS, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        1,382,532
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0
                                    --------------------------------------------
                                    8.      Shared Dispositive Power   1,382,532

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  1,382,532

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    3.2%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                              Page 3 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.               WEXFORD SPECTRUM FUND I, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power            2,000
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power       2,000

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person      2,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9            Less than 1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          PN

--------------------------------------------------------------------------------

                                                              Page 4 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------
 1.       Names of Reporting Persons.             WEXFORD SPECTRUM FUND II, L.P.
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                           Delaware

--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power            1,000
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0

                                    --------------------------------------------

                                    8.      Shared Dispositive Power       1,000

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person      1,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9            Less than 1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                              Page 5 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                         CHARLES E. DAVIDSON
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power       2,307,220
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power   2,307,220

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  2,307,220

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                         IN

--------------------------------------------------------------------------------

                                                              Page 6 of 13 Pages

CUSIP No. 44973Q103
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                            JOSEPH M. JACOBS
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        2,307,220
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0

                                    --------------------------------------------
                                    8.      Shared Dispositive Power   2,307,220

                                    --------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  2,307,220

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          IN

--------------------------------------------------------------------------------
a
                                                              Page 7 of 13 Pages

CUSIP No. 21247V100
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                        WEXFORD CAPITAL LLC
         I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                        Connecticut

--------------------------------------------------------------------------------

         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
                                    --------------------------------------------
         Owned by Each              6.      Shared Voting Power        2,307,220
         Reporting
                                    --------------------------------------------
         Person With                7.      Sole Dispositive Power             0
                                    --------------------------------------------
                                    8.      Shared Dispositive Power   2,307,220

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  2,307,220

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9                    5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                          CO

--------------------------------------------------------------------------------

                                                             Page 8 of 13 Pages

Item 1.

     (a)   The  name  of  the  issuer  is  CONVERGENT  GROUP   CORPORATION  (the
           "Issuer").

     (b) The principal executive office of the Issuer is located at 6399 Fiddlers Green Circle, Suite 600, Englewood, Colorado 80111.

Item 2.

     (a) This statement is being filed by (i) Imprimis SB, L.P., a Delaware limited partnership ("Imprimis"), (ii) WI Software Investors, LLC, a Delaware limited liability company ("WI Software"), (iii) Wexford Spectrum Fund I, L.P., a Delaware limited partnership ("Wexford Spectrum I"), (iv) Wexford Spectrum Fund II, L.P., a Delaware limited partnership ("Wexford Spectrum II", and collectively with Imprimis, WI Software and Wexford Spectrum I, the "Stockholders") (v) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (vi) Charles E. Davidson and (vii) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c) Each of Imprimis, Wexford Spectrum I and Wexford Spectrum II is a Delaware limited partnership, the partners of which are private investment funds. Each of Imprimis, Wexford Spectrum I and Wexford Spectrum II was organized for the purpose of making various investments.

           WI Software is a Delaware limited liability company, the members of which are private investment funds. WI Software was formed for the purpose of making various investments.

           Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub-advisor to the members of WI Software and the partners of Imprimis, Wexford Spectrum I and Wexford Spectrum II.

           Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of WI Software and partners of Imprimis, Wexford Spectrum I and Wexford Spectrum II.

           Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of WI Software and partners of Imprimis, Wexford Spectrum I and Wexford Spectrum II.

     (d) This class of securities to which this statement relates is common stock, par value $.001, of the Issuer (the "Common Stock").

     (e)   The CUSIP number of the Common Stock is 21247V100.

Item 3.

If this statement is filed pursuant to rule 240.13d-  1(b), or  240.13d-2(b)  or
(c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                                              Page 9 of 13 Pages

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box. / X /.

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 43,412,418 shares of Common Stock issued and outstanding).

     Imprimis SB, L.P.
     (a)   Amount beneficially owned: 921,688

     (b)   Percent of class: 2.1%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 921,688

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  921,688

     WI Software Investors, LLC
     (a)   Amount beneficially owned: 1,382,532

     (b)   Percent of class: 3.2%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 1,382,532

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  1,382,532


                                                             Page 10 of 13 Pages

     Wexford Spectrum Fund I, L.P.
     (a)   Amount beneficially owned: 2,000

     (b)   Percent of class: Less than 1%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 2,000

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of: 2,000

     Wexford Spectrum Fund II, L.P.
     (a)   Amount beneficially owned: 1,000

     (b)   Percent of class: Less than 1%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 1,000

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of: 1,000

     Charles E. Davidson
     (a)   Amount beneficially owned: 2,307,220

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 2,307,220

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  2,307,220

     Joseph M. Jacobs
     (a)   Amount beneficially owned: 2,307,220

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 2,307,220

                                                             Page 11 of 13 Pages

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  2,307,220

     Wexford Capital LLC
     (a)   Amount beneficially owned: 2,307,220

     (b)   Percent of class: 5.3%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  0

           (ii)   Shared power to vote or to direct the vote: 2,307,220

           (iii)  Sole power to dispose or to direct the disposition of: 0

           (iv)   Shared power to dispose or to direct the disposition of:
                  2,307,220

     Wexford Capital may, by reason of its status as investement advisor to Imprimis, WI Software and Wexford Spectrum Advisors, LLC, the general partner of each of Wexford Spectrum I and Wexford Spectrum II, be deemed to own beneficially the shares of Common Stock of which each Stockholder possesses beneficial ownership.

     Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which each of the Stockholders possess beneficial ownership.

     Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock the Stockholders beneficially own.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.


H:\40410\0054\IS0079.WPD                                     Page 12 of 13 Pages

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     August 16, 2000
                                  IMPRIMIS SB, L.P.

                                  By:      IMPRIMIS SB, GP, LLC,
                                           as General Partner

                                  By:      /S/ ARTHUR A. AMRON
                                           -------------------
                                           Name:  Arthur H. Amron
                                           Title:   Vice President

                                  WI SOFTWARE INVESTORS, LLC

                                  By:      /S/ ARTHUR A. AMRON
                                           -------------------
                                           Name:  Arthur H. Amron
                                           Title:   Vice President

                                  WEXFORD SPECTRUM FUND I, L.P.

                                  By:      WEXFORD SPECTRUM ADVISORS, LLC
                                           as General Partner

                                           By:      /S/ ARTHUR A. AMRON
                                                    -------------------
                                                    Name:  Arthur H. Amron
                                                    Title:   Vice President

                                  WEXFORD SPECTRUM FUND II, L.P.

                                  By:      WEXFORD SPECTRUM ADVISORS, LLC
                                           as General Partner

                                           By:      /S/ ARTHUR A. AMRON
                                                    -------------------
                                                    Name:  Arthur H. Amron
                                                    Title:   Vice President

                                  /S/ CHARLES E. DAVIDSON
                                  -----------------------
                                  CHARLES E. DAVIDSON

                                  /S/ JOSEPH M. JACOBS
                                  --------------------
                                  JOSEPH M. JACOBS

                                  WEXFORD CAPITAL LLC

                                  By:      /S/ ARTHUR A. AMRON
                                           -------------------
                                           Name:  Arthur H. Amron
                                           Title:   Senior Vice President


                                                             Page 13 of 13 Pages